UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This amended report on Form 6-K/A shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-204470 and 333-204470-01) filed with the Securities and Exchange Commission on May 27, 2015 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Embraer S.A. is furnishing this amended report on Form 6-K/A to amend its report on Form 6-K furnished on February 1, 2017 to fix a clerical error and present the correct copy of the executed Second Supplemental Indenture, dated February 1, 2017 among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent and Form of 5.400% notes due 2027. Exhibits 5.1, 5.2 and 5.3 were not affected by the clerical error.

Exhibit No.	Description

4.1	Second Supplemental Indenture, dated February 1, 2017 among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.

4.2	Form of 5.400% notes due 2027 (included in exhibit 4.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Second Supplemental Indenture, dated February 1, 2017 among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.

4.2	Form of 5.400% notes due 2027 (included in exhibit 4.1).